SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 1, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

     BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Taxpayer Registration 02.570.688/0001 -70
Board of Trade 53 3 0000581 - 8
Publicly-Held Company

NOTICE TO SHAREHOLDERS

BRASIL TELECOM PARTICIPAÇÕES S.A. (“Company” or “BTP”), in compliance with article 157 of Law 6.404/76 and CVM Instruction 358/02, informs to its shareholders, Brasil Telecom S.A.’s shareholders (“Brasil Telecom”) and the market in general, the following:

1.
On August 25, 2005, the Company informed that, due to the need to synchronize BTP’s and its subsidiary, Brasil Telecom managements and further, to continue the replacement of the executives appointed by the Opportunity group within the companies, the Board of Directors determined that the Senior Management should take all necessary actions to summon immediately Brasil Telecom’s Extraordinary General Shareholders’ Meeting (“AGE”), aiming to replace the members of the Board of Directors.

2.
On the same occasion, the Company’s Senior Management forwarded correspondence to Brasil Telecom’s Management, requesting, based on art. 123, sole paragraph, line “c” of Law 6.404/76, the immediate summoning of an AGE to deliberate on the replacement of the members of Brasil Telecom’s Board of Directors.

3.
However, when Brasil Telecom published, on September 1st, 2005, the Summons Notice to Extraordinary General Shareholders’ Meeting, its Directors withheld the information that the summons for such Meeting was made due to a request made by the Company.

4.
Such information is very important, once it certifies that Brasil Telecom’s AGE summons occurred due to the will of shareholders who represent more than 99% of Brasil Telecom’s voting stock, thus being imperative that such AGE happens.

5.
Therefore, Brasil Telecom’s shareholders are hereby informed that, including for the effects of art. 123, sole paragraph, line “c” of Law 6,404/76, due to the request made by the Company, as owner of 99% of the voting shares of Brasil Telecom, which shall hold, on September 30, 2005, in its headquarters, located in the city of Brasília – DF, at SIA SUL ASP, Lote D, Bloco B, AGE, to deliberate on the following Day’s Agenda: (i) replacement of the members of the Board of Directors; and (ii) deliberate on the election of the Chairman and Vice- Chairman of the Board of Directors.

6.	The instructions for attendance to the referred Meeting can be found in the Summons Notice published by Brasil Telecom on September 01, 2005.

Brasíia, September 1st, 2005

Charles Laganá Putz
Chief Financial Officer and Investor Relations Officer
Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer